Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-140088 on Form S-8, Registration Statement No. 333-141809 on Form S-3, and Registration Statement No. 333-141764 on Form S-4 of our report dated March 29, 2007 (February 28, 2008 as to Note 4)  relating to the consolidated financial statements of Regency Energy Partners LP (the “Partnership”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Partnership’s acquisition of TexStar Field Services, L.P. and its general partner, TexStar GP, LLC as acquisitions of entities under common control in a manner similar to a pooling of interests) appearing in this Annual Report on Form 10-K of Regency Energy Partners LP for the year ended December 31, 2007.

/s/ Deloitte and Touche LLP

Dallas, Texas
February 28, 2008